Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”) and its performance for the three and six months ended June 30, 2022. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2021, and notes thereto (the “Consolidated Annual Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, TIP Inc.’s MD&A for the year ended December 31, 2021 and TIP Inc.’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

Additional information relating to the Company, including TIP Inc.’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, acquired a majority interest in Trilogy LLC. As of June 30, 2022, TIP Inc. holds a 100% economic ownership interest in Trilogy LLC.

As described below (see “About the Company”) and as further discussed in Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements, on December 31, 2021, Trilogy International New Zealand LLC, a subsidiary of the Company, entered into a purchase agreement (the “Purchase Agreement”) to sell the Company’s 73.2% indirect equity interest in Two Degrees Mobile Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage Digital”), a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited (the “2degrees Sale”). On May 19, 2022, the 2degrees Sale closed.

Additionally, on March 28, 2022, the Company entered into an agreement to transfer its 71.5% indirect equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). On May 14, 2022, the NuevaTel Transaction closed.

The Company historically had two reportable segments, New Zealand and Bolivia. As noted above, during the second quarter of 2022, the Company completed the sales of its operations in New Zealand and Bolivia which represented substantially all of the operating activity of the Company’s business. The disposals and comparative historical periods are not presented as discontinued operations since the associated activity represents substantially all of the Company’s net productive assets, business activities and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity. Since presentation of discontinued operations is not applicable, the presentation of segment information for New Zealand and Bolivia has been retained.

All financial results and metrics for the periods of three and six months ended June 30, 2022 included in this MD&A reflect the results from New Zealand through May 19, 2022 and for Bolivia through May 14, 2022.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of August 15, 2022 and was approved by the Company’s board of directors (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

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Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy and plans. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to:

•	the timing of the liquidation and dissolution of the Company following its adoption of a plan of liquidation on June 10, 2022;
•	the amount and availability of funds placed in escrow to secure payment of certain indemnification obligations;
•	the amount of any subsequent distribution to shareholders;
•	the Board’s expectation that the financial resources available to the Company following the cash distributions to shareholders will be adequate to fund the Company’s outstanding indemnification obligations (beyond those for which funds have been placed in escrow) and ongoing costs of operating the Company prior to its liquidation and dissolution;
•	the effect of inflation on the business of the Company; and
•	the likelihood that the Company will not continue to meet the listing requirements of the Toronto Stock Exchange (the “TSX”).

Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant economic uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	taxes payable; and
•	currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the 2021 Annual Report filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission (“SEC”) in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements, include, without limitation:

•	risks that the market price and trading volume of the common shares of TIP Inc. (the “Common Shares”) may materially decrease or experience increased fluctuation as a result of the 2degrees Sale or otherwise;
•	risks related to being delisted from the TSX following the closing of the 2degrees Sale and the NuevaTel Transaction and the adoption of a plan of liquidation on June 10, 2022;

•	risks related to anti-corruption compliance;

•	risks related to litigation, including class actions and regulatory matters;

•	reliance on limited management resources;

•	general economic risks;

•	foreign exchange rate and associated risks;

•	risks related to currency controls and withholding taxes;

•	the ability of the Company and its subsidiaries to utilize carried forward tax losses;

•	tax related risks;

•	risks related to the impact of new laws and regulations;

•	risks associated with the Company’s internal controls over financial reporting;

•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;

•	the amount of escrow proceeds that will be released to the Company when the escrow period terminates in May 2023;

•	the costs associated with the dissolution of the Company;

•	additional expenses due to the Company losing its foreign private issuer status under U.S. federal securities laws;

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•	risks that substantial sales of Common Shares may cause the price of the shares to decline; and

•	risks related to being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

All forward-looking statements included herein are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Trademarks and Other Intellectual Property Rights

Prior to the sale of its operations, the Company had proprietary rights to trademarks used in this MD&A, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. Following the sale of 2degrees and NuevaTel, the Company no longer has proprietary rights to these trademarks and uses the terms herein solely to refer to its former subsidiaries and to describe their business operations.

About the Company

TIP Inc., together with its previously consolidated subsidiaries in New Zealand and Bolivia, was a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provided fixed broadband communications in New Zealand and Bolivia. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, NuevaTel, in 2000 when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched 2degrees as a greenfield wireless communications operator in New Zealand. As of June 30, 2022, the Company had 17 employees compared to 1,664 employees as of March 31, 2022 and prior to the closing of the 2degrees Sale and the NuevaTel Transaction.

In December 2021, the Company entered into the Purchase Agreement to sell its 73.2% indirect equity interest in 2degrees to Voyage Digital, and in March 2022, entered into the NuevaTel Transaction Agreement to transfer its 71.5% indirect equity interest in NuevaTel to Balesia.

On May 19, 2022, the 2degrees Sale closed with an equity purchase price for 100% of 2degrees of $1.315 billion New Zealand dollars (“NZD”).

On May 14, 2022, the NuevaTel Transaction was completed for a nominal purchase price.

See Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements for additional information regarding the sale of both 2degrees and NuevaTel.

The 2degrees Sale and the NuevaTel Transaction were not presented as discontinued operations as of and for the periods ended June 30, 2022 or for the comparative historical periods, since the associated activity represents substantially all of the Company’s net productive assets, business activities and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity.

On April 6, 2022, the Company surrendered its 20% ownership interest in Salamanca Solutions International LLC (“SSI”) to Salamanca Holding Company (“SHC”) and on April 7, 2022, it cancelled an $80 thousand promissory note that SSI had issued to the Company in January 2022. SSI owns billing and customer relations management intellectual property, and associated software support and development services that it had licensed to NuevaTel. Following the Company’s surrender of its SSI ownership interest and cancellation of the promissory note, and in connection with the anticipated closing of the NuevaTel Transaction, Balesia acquired 100% of SHC.

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Substantially all of the proceeds received by the Company from the 2degrees Sale, after prepayment of debt obligations and payment of certain corporate working capital obligations accrued through the date of the transaction, were converted to USD and Canadian currency in the amounts expected to be used for distributions and corporate use. These amounts were used to fund the initial shareholder distribution in the aggregate amount of $150 million Canadian dollars (“CAD”) ($116 million) made in June 2022 and to provide a remaining cash reserve of $32.0 million as of June 30, 2022, which is in addition to the Company's share of the escrow balance of $13.7 million (converted to USD using the NZD to USD exchange rate as of June 30, 2022). In connection with the Company’s plan of liquidation adopted on June 10, 2022, the majority of the $32.0 million reserve will be utilized for costs related to the eventual dissolution of the Company, including costs related to continued financial reporting, and headquarters costs through mid-year 2023 along with payment of the $8.0 million balance of Other current liabilities and accrued expenses as presented in the Company’s Condensed Consolidated Balance Sheet which includes expected severance payments to be made in connection with the Company’s wind-down process. The cash reserve will also be utilized for the payment of any indemnification claims that may arise from the transaction but are not funded by the warranty insurance policy purchased in connection with the 2degrees Sale or by the aforementioned purchase price escrow. As previously disclosed, the ultimate amount of shareholder distributions will be subject to certain factors including the amount of escrow proceeds that will be released to the Company when the escrow terminates in May 2023, fluctuations in foreign currency exchange rates, and costs associated with the dissolution of the Company.

As a foreign private issuer, as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company was historically exempt from certain of the provisions of the U.S. federal securities laws. For example, the Exchange Act and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. As of July 1, 2022, the Company ceased to be a foreign private issuer. Thus, these rules will apply commencing with the beginning of the Company’s 2023 fiscal year and the Company is also, among other things, required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 20-F and 6-K. Compliance with these disclosure requirements is likely to result in increased expenses and require the Company’s management to devote time and resources to comply with new regulatory requirements. Additionally, the Company’s resale registration of its Common Shares, made on Form F-3 in 2021 while the Company was a foreign private issuer, will terminate on December 31, 2022. U.S. persons who hold Common Shares may sell them thereafter pursuant to the terms of Regulation S so long as the Common Shares remain listed on the TSX or another foreign exchange recognized by the SEC. However, if the Common Shares are delisted from the TSX as a result of the sale of operations in the second quarter of 2022, the combination of such delisting along with loss of foreign private issuer status may impact the ability of U.S. shareholders to freely trade their shares absent a re-registration of the Common Shares pursuant to the filing and effectiveness of a Form S-1 registration statement. The Company is assessing whether it would file such a statement following a delisting from the TSX.

Although the Company is no longer a foreign private issuer and will cease to be an emerging growth company on December 31, 2022, under SEC rules effective September 10, 2018, so long as the Company’s public float (market value of Common Shares held by non-affiliates) remains less than $75 million as of the end of its most recent second fiscal quarter it would qualify as a “smaller reporting company” as well as a “non-accelerated filer” eligible for relief from certain SEC disclosure and reporting requirements (for the Company, most notably as to certain executive compensation matters and requirements to have an external audit opinion on internal controls). As of June 30, 2022, the Company’s float was substantially less than $75 million. Therefore, the Company would be eligible to disclose as a smaller reporting company. This election will reduce some of the additional expense and management attention necessary to be dedicated to compliance.

Foreign Currency

In New Zealand, the Company generated revenue and incurred costs in NZD. Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar increased or decreased the Company’s overall revenue and profitability as stated in USD, which was the Company’s reporting currency. The effect of these fluctuations is referenced in this MD&A as “impact of foreign currency”. The following table sets forth for each period indicated the exchange rates in effect at the end of the period, including as of May 19, 2022 for the current quarter, which reflects the date of the balance sheet for New Zealand upon closing of the 2degrees Sale, and the average exchange rates for such periods, for the NZD, expressed in USD:

	May 19, 2022	December 31, 2021	% Change	June 30, 2022	December 31, 2021	% Change
End of period NZD to USD exchange rate	0.64	0.68	(7)%	0.62	0.68	(9)%

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Average NZD to USD exchange rate	0.66	0.71	(8)%	0.67	0.72	(7)%

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The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the CAD, expressed in USD, as quoted by the Bank of Canada:

	June 30, 2022	December 31, 2021	% Change
End of period CAD to USD exchange rate	0.78	0.79	(2)%

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Average CAD to USD exchange rate	0.78	0.81	(4)%	0.79	0.80	(2)%

Overall Performance

The table below summarizes the Company’s consolidated key financial metrics for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions, unless otherwise noted)	2022	2021	2022	2021	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Service revenues	$69.2	$134.2	$200.4	$272.5	(48)%		(26)%
Total revenues	$83.2	$157.6	$238.5	$326.9	(47)%		(27)%
Net income (loss)	$471.5	$(26.5)	$442.7	$(38.2)	n/m		n/m
Net income (loss) margin(1)	681.4%	(19.7)%	220.9%	(14.0)%	n/m		n/m
Consolidated Adjusted EBITDA(2)	$15.9	$28.2	$43.8	$61.1	(44)%		(28)%
Consolidated Adjusted EBITDA Margin(2)	23.0%	21.0%	21.8%	22.4%	2.0	pts	(0.6	)pts
Capital expenditures(3)	$6.1	$29.5	$32.4	$40.7	(79)%		(20)%

n/m not meaningful

pts - percentage points

(1)Net income (loss) margin is calculated as Net income (loss) divided by service revenues.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Reclassification of Fixed Broadband Service Revenues

Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed Long Term Evolution (“LTE”) service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). This reclassification has been applied to all periods presented in this MD&A. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $0.7 million and $1.2 million for the three months ended June 30, 2022 and 2021, respectively. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $2.1 million and $2.3 million for the six months ended June 30, 2022 and 2021, respectively. This change had no impact on total revenues or net income (loss) for any period presented.

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Q2 2022 Highlights

•	On May 19, 2022, the 2degrees Sale closed with an equity purchase price for 100% of 2degrees of $1.315 billion NZD. For its ownership interest in 2degrees, the Company’s share of the total consideration was approximately $601 million, net of $21 million for closing adjustments, including transaction advisory fees, along with payments to satisfy the outstanding 2degrees option pool. Approximately $14 million ($22 million NZD) of the consideration paid by Voyage Digital for the Company’s 2degrees shares is being held in escrow for a period of one year after the sale closing date.

•	Promptly following the closing of the 2degrees Sale, the Company repaid its outstanding indebtedness and the outstanding indebtedness of its subsidiary, Trilogy International South Pacific LLC (“TISP”), related accrued interest of approximately $450 million. As a result of these prepayments, Trilogy had no remaining indebtedness outstanding as of June 30, 2022.

•	In the second quarter, the Board declared and paid a distribution to shareholders of $115.8 million, or approximately $1.31 per share (declared as a $150 million CAD distribution), representing a return of capital pursuant to a plan of liquidation adopted by the Board.

•	On May 14, 2022, the NuevaTel Transaction was completed. Proceeds received related to the NuevaTel Transaction were in a nominal amount and the Company recorded a net gain on the transaction of $14.5 million due to the carrying value of liabilities in excess of assets for the business.

Results of Operations

Consolidated Revenues

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance	% Variance
(in millions)	2022	2021	2022	2021	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Revenues:
Wireless service revenues (1)	$53.3	$103.7	$154.8	$212.6	(49)%	(27)%
Fixed broadband service revenues (1)	14.8	28.3	42.5	55.6	(48)%	(24)%
Equipment sales	14.0	23.4	38.1	54.4	(40)%	(30)%
Non-subscriber ILD and other revenues	1.1	2.2	3.2	4.3	(51)%	(27)%
Total revenues	$83.2	$157.6	$238.5	$326.9	(47)%	(27)%

(1)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE revenues from Wireless service revenues to Fixed broadband service revenues.

Consolidated Wireless Service Revenues

Wireless service revenues declined $50.4 million, or 49%, and $57.8 million, or 27%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. Excluding the impact of foreign currency, wireless service revenues declined $44.4 million, or 45%, and $47.7 million, or 24%, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction prior to the end of the quarter. See Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements for further information. In addition, there were declines in both prepaid and postpaid revenues in Bolivia mainly due to lower voice traffic and data usage, as well as declines in the subscriber base.

Consolidated Fixed Broadband Service Revenues

Fixed broadband service revenues declined $13.5 million, or 48%, and $13.1 million, or 24%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

Consolidated Equipment Sales

Equipment sales declined $9.4 million, or 40%, and $16.4 million, or 30%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale in May 2022.

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Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues

Non-subscriber ILD and other revenues declined $1.1 million, or 51%, and $1.2 million, or 27%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

Consolidated Operating Expenses

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2022	2021	2022	2021	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$26.9	$53.4	$81.0	$107.4	(50)%	(25)%
Cost of equipment sales	14.3	24.9	39.2	59.1	(43)%	(34)%
Sales and marketing	10.3	22.7	30.8	43.2	(55)%	(29)%
General and administrative	26.0	31.1	57.0	59.9	(16)%	(5)%
Depreciation, amortization and accretion	0.3	29.4	18.4	57.6	(99)%	(68)%
(Gain) on sale of operations and loss on disposal of assets	(458.1)	0.1	(457.6)	0.6	n/m	n/m
Total operating expenses	$(380.3)	$161.6	$(231.2)	$327.7	(335)%	(171)%

n/m - not meaningful

Consolidated Cost of Service

Cost of service expense declined $26.5 million, or 50%, and $26.4 million, or 25%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022. See Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements for further information. In addition, there were declines in interconnection costs in Bolivia as a result of lower voice traffic terminating outside of NuevaTel’s network.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $10.6 million, or 43%, and $19.9 million, or 34%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, mainly due to the closing of the 2degrees Sale in May 2022. In addition, in New Zealand, there were declines in the volume of sales of higher priced devices in the first quarter of 2022 compared to the first quarter of 2021.

Consolidated Sales and Marketing

Sales and marketing declined $12.4 million, or 55%, and $12.4 million, or 29%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

Consolidated General and Administrative

General and administrative costs declined $5.1 million, or 16%, and $2.9 million, or 5%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022. These declines were partially offset by $5.9 million of severance costs recorded at corporate headquarters in the second quarter of 2022. The severance costs and other costs associated with the 2degrees Sale and the NuevaTel Transaction included in general and administrative costs were $7.2 million and $9.6 million during the three and six months ended June 30, 2022, respectively. Due to their nonrecurring nature, such costs were removed from Consolidated Adjusted EBITDA.

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Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion declined $29.1 million, or 99%, and $39.1 million, or 68%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022. The 2degrees and NuevaTel businesses met the accounting criteria to be classified as held for sale on March 15, 2022 and March 28, 2022, respectively, and, accordingly, recording depreciation and amortization of their long-lived assets ceased on those dates. For additional information, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements. In addition, there were declines in Bolivia due to a lower asset base being depreciated in 2022 compared to 2021 as a result of the impairment charge recognized in the third quarter of 2021.

Consolidated (Gain) on Sale of Operations and Loss on Disposal of Assets

(Gain) on sale of operations and loss on disposal of assets increased for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, due to the $443.3 million gain recognized in connection with the 2degrees Sale and $14.5 million gain recognized in connection with the NuevaTel Transaction in May 2022. For additional information, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements.

Consolidated Other Expenses (Income)

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2022	2021	2022	2021	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Interest expense	$8.6	$13.2	$22.9	$26.5	(35)%	(14)%
Change in fair value of warrant liability	-	(0.1)	(0.1)	(0.1)	100%	2%
Debt extinguishment, modification and issuance costs	8.5	7.0	8.5	7.0	22%	22%
Other, net	(30.2)	(0.4)	(15.6)	(2.2)	n/m	(598)%

n/m - not meaningful

Consolidated Interest Expense

Interest expense declined $4.7 million, or 35%, and $3.6 million, or 14%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily related to the prepayment of the outstanding indebtedness of the 8.875% senior secured notes due 2023 issued by TISP (the “TISP 8.875% Notes”) and the 10.0% senior secured notes due 2022 issued by TISP (the “TISP 10.0% Notes”) in May 2022. See Note 8 – Debt to the Condensed Consolidated Financial Statements for further information.

Consolidated Change in Fair Value of Warrant Liability

There was no change in fair value of the warrant liability for the three months ended June 30, 2022 and the change in fair value of the warrant liability resulted in income of $0.1 million for the six months ended June 30, 2022, due to the warrants expiring on February 7, 2022. The changes in fair value of the warrant liability for the three and six months ended June 30, 2021 were due to changes in the trading price of the warrants in those periods. See Note 10 – Equity to the Condensed Consolidated Financial Statements for further information.

Consolidated Debt Extinguishment, Modification and Issuance Costs

Debt extinguishment, modification and issuance costs increased $1.5 million, or 22%, for both of the three and six months periods ended June 30, 2022 compared to the same periods in 2021. The increase was primarily due to an $8.5 million write-off of deferred finance cost and discounts on the TISP 8.875% Notes and the TISP 10.0% Notes as a result of the prepayment of the outstanding balances in May 2022. The increase in 2022 was partially offset by costs associated with the consummation in June 2021 of the exchange of Trilogy LLC’s 8.875% senior secured notes due in 2022 for the TISP 8.875% Notes due in 2023. See Note 8 – Debt to the Condensed Consolidated Financial Statements for further information.

Consolidated Other, Net

Other, net income increased $29.8 million and $13.4 million for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to a gain of $32.5 million and $16.6 million, respectively, recognized in connection with the change in value of the forward exchange contract that the Company entered into in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we received from the 2degrees Sale. The gains recognized reflected the differential between the contract price and the foreign exchange rate as of the settlement date under this forward exchange contract. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements for further information.

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Consolidated Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2022	2021	2022	2021	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Income tax expense	$5.2	$2.7	$11.3	$6.2	94%	82%

Income Tax Expense

Income tax expense increased $2.5 million, or 94%, and $5.1 million, or 82%, for the three and six months ended June 30, 2022 compared to the same periods in 2021, primarily due to an increase in pre-tax income at 2degrees.

Business Segment Analysis

The Company historically had two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) that provided a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services were provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services were also offered via wireless backhaul connections. In New Zealand, fixed broadband communications services were offered since May 2015. In Bolivia, fixed LTE services, or fixed broadband services, were offered since late 2019.

During the second quarter of 2022, the Company completed the sale of its operations in New Zealand and Bolivia which represented substantially all of the operating activity of the business. The disposals and comparative historical periods are not presented as discontinued operations since the associated activity represents substantially all of the Company’s net productive assets, business activities and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity. Since presentation of discontinued operations is not applicable, the presentation of segment information for New Zealand and Bolivia has been retained.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As described above and as further discussed in Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements, in December 2021, the Company entered into the 2degrees Sale to sell its 73.2% indirect equity interest in 2degrees to Voyage Digital. On May 19, 2022, the 2degrees Sale closed with an equity purchase price for 100% of 2degrees of $1.315 billion NZD.

New Zealand - Operating Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions, unless otherwise noted)	2022	2021	2022	2021	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Service revenues	$56.4	$104.1	$161.0	$207.5	(46)%		(22)%
Total revenues	$70.4	$127.4	$199.1	$261.7	(45)%		(24)%
Segment Adjusted EBITDA	$18.7	$31.7	$51.5	$64.7	(41)%		(20)%
Segment Adjusted EBITDA Margin(1)	33.2%	30.5%	32.0%	31.2%	2.7	pts	0.8	pts

Capital expenditures(2)	$5.6	$23.3	$30.5	$33.4	(76)%		(9)%
Capital intensity	10.0%	22.3%	18.9%	16.1%	(12.4	)pts	2.8	pts

pts - percentage points

(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.

(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

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Three and Six Months Ended June 30, 2022 Compared to Three and Six Months Ended June 30, 2021

Service revenues declined $47.7 million, or 46%, and $46.5 million, or 22%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. Excluding the impact of foreign currency, service revenues declined $39.3 million, or 41%, and $32.6 million, or 17%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale prior to the end of the quarter. For additional information, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements

Total revenues declined $57.1 million, or 45%, and $62.6 million, or 24%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. Excluding the impact of foreign currency, total revenues declined $46.8 million, or 40%, and $45.1 million, or 18%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, attributable to the declines in service revenues mentioned above. In addition, equipment sales declined $9.4 million, or 40%, and $16.1 million, or 30%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily driven by the closing of the 2degrees Sale prior to the end of the quarter and decline in the volume of sales of higher priced devices in the first quarter of 2022 compared to the first quarter of 2021.

Operating expenses declined $64.9 million, or 55%, and $74.2 million, or 31%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. Excluding the impact of foreign currency, operating expenses declined $55.5 million, or 52%, and $58.2 million, or 26%, primarily due to the following:

•	Cost of service declined $15.9 million, or 44%, and $12.8 million, or 18%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily driven by the closing of the 2degrees Sale prior to the end of the quarter;

•	Cost of equipment sales declined $10.2 million, or 42%, and $19.1 million, or 33%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the 2degrees Sale prior to the end of the quarter. In addition, there was a decline in the volume of sales of higher priced devices in the first quarter of 2022 compared to the first quarter of 2021;

•	Sales and marketing declined $8.5 million, or 51%, and $7.7 million, or 24%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily driven by the closing of the 2degrees Sale prior to the end of the quarter;

•	General and administrative declined $11.1 million, or 54%, and $10.8 million, or 28%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily driven by the closing of the 2degrees Sale prior to the end of the quarter. Approximately $0.2 million and $1.0 million of general and administrative costs incurred by 2degrees during the three and six months ended June 30, 2022, respectively, were associated with the 2degrees Sale. Due to the nonrecurring nature of these expenses, such costs were removed from Segment Adjusted EBITDA; and

•	Depreciation, amortization and accretion declined $19.3 million, or 99%, and $24.0 million, or 63%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the 2degrees business meeting the accounting criteria to be classified as held for sale on March 15, 2022 and, accordingly, recording depreciation and amortization of its long-lived assets ceased on that date.

Segment Adjusted EBITDA declined $13.0 million, or 41%, and $13.1 million, or 20%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily as a result of the closing of the 2degrees Sale prior to the end of the quarter.

Capital expenditures declined $17.6 million, or 76%, and $2.9 million, or 9%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, due to the closing of the 2degrees Sale prior to the end of the quarter. For the six months ended June 30, 2022, this decline was partially offset by an increase attributable to 5G network investments.

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Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006. On March 28, 2022, the Company entered into the NuevaTel Transaction to transfer its 71.5% indirect equity interest in NuevaTel and, on May 14, 2022, the NuevaTel Transaction closed.

Bolivia - Operating Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions, unless otherwise noted)	2022	2021	2022	2021	3 mo. vs 3 mo.		6 mo. vs 6 mo.
Service revenues	$12.7	$30.0	$39.3	$64.8	(58)%		(39)%
Total revenues	$12.8	$30.1	$39.4	$65.0	(58)%		(39)%
Segment Adjusted EBITDA	$0.7	$(0.8)	$0.2	$2.4	184%		(91)%
Segment Adjusted EBITDA Margin(1)	5.2%	(2.6)%	0.5%	3.7%	7.8	pts	(3.2	)pts

Capital expenditures(2)	$0.5	$6.3	$1.9	$7.3	(92)%		(74)%
Capital intensity	3.7%	20.9%	4.9%	11.3%	(17.2	)pts	(6.4	)pts

pts - percentage points

(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.

(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three and Six Months Ended June 30, 2022 Compared to Three and Six Months Ended June 30, 2021

Service revenues declined $17.3 million, or 58%, and $25.4 million, or 39%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the NuevaTel Transaction prior to the end of the quarter. See Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements for further information. There were also declines in both prepaid and postpaid revenues mainly due to lower voice traffic and data usage, as well as declines in the subscriber base.

Total revenues declined $17.3 million, or 58%, and $25.7 million, or 39%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the decline in service revenues discussed above.

For the three and six months ended June 30, 2022 compared to the same periods in 2021, operating expenses declined $28.7 million, or 70%, and $38.3 million, or 47%, respectively, primarily due to the following:

•	Cost of service declined $10.6 million, or 61%, and $13.5 million, or 38%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the NuevaTel Transaction prior to the end of the quarter. In addition, there were declines in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network;

•	Sales and marketing declined $3.9 million, or 65%, and $4.7 million, or 41%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the closing of the NuevaTel Transaction prior to the end of the quarter as well as a decline in advertising expense; and

•	Depreciation, amortization and accretion declined $9.8 million, or 100%, and $15.1 million, or 78%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, primarily due to the NuevaTel business meeting the accounting criteria to be classified as held for sale on March 28, 2022 and, accordingly, recording depreciation and amortization of their long-lived assets ceased on that date. For additional information, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements. The declines were also attributable to a lower asset base being depreciated in 2022 compared to 2021 as a result of an impairment charge recognized in the third quarter of 2021.

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Segment Adjusted EBITDA increased $1.4 million, or 184%, and declined $2.2 million, or 91%, for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. The increase for the three months ended June 30, 2022 was primarily due to lower operating expenses such as lower cost of service and general and administrative expenses more than offsetting the decline in service revenues mentioned above. The decline for the six months ended June 30, 2022 was primarily due to decreases in both postpaid and prepaid service revenues partially offset by the decline in cost of service and sales and marketing expenses mentioned above.

Capital expenditures declined $5.7 million, or 92%, and $5.4 million, or 74% for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, mainly due to timing of spending in 2021 along with the closing of the NuevaTel Transaction prior to the end of the quarter in 2022.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from the Company’s Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial data of the Company’s financial position as of June 30, 2022 and December 31, 2021. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

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Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
(in millions, except as noted)	2022	2021	Change includes:
Cash, cash equivalents and restricted cash % Change	$32.0 (42)%	$55.0	Decline is primarily due to $421.5 million of payments of debt and Equipment Installment Plan (“EIP”) receivables financing obligation, net of proceeds, $113.0 million of return of capital distributions to shareholders, net of distribution repaid and $32.4 million of purchases of property and equipment. These declines were largely offset by $552.2 million of proceeds from the sale of operations, inclusive of proceeds from forward exchange contract, net of cash sold of $51.1 million. For additional information on the sale of operations, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements.

Other current assets % Change	15.4 (89)%	145.8	Decline is due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022. Approximately $14 million of the balance as of June 30, 2022 represents the consideration from the 2degrees Sale held in escrow for a period of one year from the closing of the 2degrees Sale.

Property, equipment and intangibles, net % Change	- (100)%	368.5	Decline is due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

Other non-current assets % Change	- (100)%	234.6	Decline is due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.
Total assets	$47.5	$803.9

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	As of June 30,	As of December 31,
(in millions, except as noted)	2022	2021	Change includes:
Current portion of long-term debt and financing lease liabilities % Change	$ - (100)%	$31.6	Decline is due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

All other current liabilities % Change	8.4 (96)%	194.0	Decline is primarily due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022, partially offset by $5.9 million of accrued severance costs at corporate headquarters recorded in the second quarter of 2022.

Long-term debt and financing lease liabilities % Change	- (100)%	631.7	Decline is due to the prepayment of the TISP 8.875% Notes and the TISP 10.0% Notes and the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

All other non-current liabilities % Change	- (100)%	192.6	Decline is due to the closing of the 2degrees Sale and the NuevaTel Transaction in May 2022.

Total shareholders’ equity (deficit) % Change	39.1 116%	(246.0)	Increase in shareholders’ equity is mainly due to net income for the six months ended June 30, 2022, partially offset by the return of capital to shareholders, the change in noncontrolling interests and the impact of foreign currency translation adjustments in the period.
Total liabilities and shareholders' equity (deficit)	$47.5	$803.9

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Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	2022		2021				2020
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Service revenues	$69.2	$131.2	$133.8	$134.4	$134.2	$138.2	$134.6	$126.3
Equipment sales	14.0	24.1	35.3	23.1	23.4	31.1	34.2	27.5
Total revenues	83.2	155.4	169.1	157.5	157.6	169.3	168.8	153.7
Operating expenses	380.3	(149.1)	(170.7)	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)
Operating income (loss)	463.5	6.2	(1.6)	(117.5)	(4.1)	3.3	(0.6)	4.3
Interest expense	(8.6)	(14.3)	(13.8)	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)
Change in fair value of warrant liability	-	0.1	(0.1)	-	0.1	0.1	0.1	(0.1)
Debt extinguishment, modification and issuance costs	(8.5)	-	-	-	(7.0)	-	-	-
Other, net	30.2	(14.6)	(7.7)	2.2	0.4	1.8	(1.5)	(0.2)
Income (loss) before income taxes	476.6	(22.6)	(23.2)	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)
Income tax (expense) benefit	(5.2)	(6.2)	(5.3)	1.0	(2.7)	(3.6)	(5.5)	(15.7)
Net income (loss)	471.5	(28.8)	(28.5)	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)
Net (income) loss attributable to noncontrolling interests	(2.5)	(1.1)	0.3	37.1	9.3	3.0	7.8	9.8
Net income (loss) attributable to TIP Inc.	$468.9	$(29.8)	$(28.2)	$(90.6)	$(17.2)	$(8.7)	$(12.4)	$(13.2)

Net income (loss) attributable to TIP Inc. per share:
Basic	$5.36	$(0.34)	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)
Diluted	$5.31	$(0.34)	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)

Quarterly Trends and Seasonality

The Company’s operating results varied from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers had unique seasonal and behavioral features. Accordingly, one quarter’s results were not predictive of future performance.

Fluctuations in net income from quarter to quarter resulted from events that were unique or that occurred irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and operations, changes in income taxes and impact of the COVID-19 pandemic.

New Zealand and Bolivia

Prior to the closing of the 2degrees Sale and the NuevaTel Transaction, trends in New Zealand’s and Bolivia’s service revenues and overall operating performance were affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;

•	Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;

•	Increased competition and changes in the market leading to larger data bundles offered for prices which have impacted data ARPU;

•	Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers, bundled service offerings, and the Company’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

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•	Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;

•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;

•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

•	Seasonal promotions which are typically more significant in periods closer to year-end;

•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;

•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage;

•	Higher costs associated with the retention of high-value subscribers; and

•	Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.

Trends in New Zealand’s service revenues and operating performance that were unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

•	Subscribers bundling their service plans at a discount;

•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;

•	Availability of fiber services in a particular area or general network coverage; and

•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of June 30, 2022, the Company had $32.0 million in cash, cash equivalents and restricted cash all held at the corporate level, a decline of $23.0 million from December 31, 2021, when the consolidated balance was $55.0 million of which $36.8 million was held by 2degrees and $17.5 million was held by NuevaTel.

On May 19, 2022, the 2degrees Sale closed for an equity purchase price for 100% of 2degrees of $1.315 billion NZD, based on an implied enterprise value of $1.7 billion NZD inclusive of lease liabilities. The Company’s share of the total consideration was approximately $601 million ($930 million NZD), net of $21 million ($33 million NZD) for closing adjustments, including transaction advisory fees, along with payments to satisfy the outstanding 2degrees option pool. The Company received $587 million ($908 million NZD) of the consideration in May 2022. Approximately $14 million ($22 million NZD) of the consideration paid by Voyage Digital for the Company’s 2degrees shares is being held in escrow for a period of one year after the sale closing date as recourse for potential indemnification claims that may arise under the Purchase Agreement. The amount in escrow represents a consideration receivable and is included in Sale proceeds held in escrow within current assets on the Company’s Condensed Consolidated Balance Sheet as it is currently considered to be probable that the amount will be received in full upon completion of the escrow period.

In connection with the closing of the 2degrees Sale, the Company settled its forward exchange contract related to a portion of the sale proceeds. The forward exchange contract was settled at a gain of $16.6 million and the related cash proceeds are included in investing activities in the Condensed Consolidated Statement of Cash Flows. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements for additional information.

Upon closing of the 2degrees Sale, the Company also used a portion of the proceeds to prepay approximately $450 million in aggregate outstanding indebtedness and accrued interest under the TISP 8.875% Notes, the TISP 10.0% Notes and the Company’s 13.5% bridge loans due 2023. As a result of these prepayments, the Company had no remaining indebtedness outstanding as of June 30, 2022. See Note 8 – Debt to the Condensed Consolidated Financial Statements for additional information on the prepayments of debt.

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The remaining amount of proceeds received by the Company from the 2degrees Sale, after prepayment of debt obligations and payment of certain corporate working capital obligations accrued through the date of the transaction, were converted to USD and Canadian currency in the amounts expected to be used for distributions and corporate use. These amounts were used to fund the initial shareholder distribution in the aggregate amount of $150 million CAD ($116 million) made in June 2022 and to provide a remaining cash reserve of $32.0 million as of June 30, 2022, which is in addition to the Company's share of the escrow balance of $13.7 million (converted to USD using the NZD to USD exchange rate as of June 30, 2022). In connection with the Company’s plan of liquidation adopted on June 10, 2022, the majority of the $32.0 million reserve will be utilized for costs related to the eventual dissolution of the Company, including costs related to continued financial reporting, and headquarters costs through mid-year 2023 along with payment of the $8.0 million balance of Other current liabilities and accrued expenses as presented in the Company’s Condensed Consolidated Balance Sheet which includes expected severance payments to be made in connection with the Company’s wind-down process. The cash reserve will also be utilized for the payment of any indemnification claims that may arise from the transaction but are not funded by the warranty insurance policy purchased in connection with the 2degrees Sale or by the aforementioned purchase price escrow. As previously disclosed, the ultimate amount of shareholder distributions will be subject to certain factors including the amount of escrow proceeds that will be released to the Company when the escrow terminates in May 2023, fluctuations in foreign currency exchange rates, and costs associated with the dissolution of the Company.

It is currently the Company’s expectation that it may be required to continue to comply with public company reporting obligations potentially through the six years indemnification period following the closing of the 2degrees Sale. During the period in which the Company continues to report publicly, we will continue to be responsible for maintaining appropriate processes and controls around financial reporting. However, given the significantly reduced risk profile of the Company following the sales of both 2degrees and NuevaTel, we are in the process of significantly reducing the cost structure of our corporate function. Specifically, a significant majority of the existing workforce will cease employment with the Company in the third quarter of 2022, with the Company retaining only a limited number of resources to ensure compliance with ongoing regulatory and audit requirements. The Company is also in the process of negotiating with service providers to ensure a significant reduction in costs going forward. With these actions, the Company expects that the historical run rate of corporate costs will be reduced by over half, beginning in the second half of 2022. It is also the Company’s expectation that following the escrow release in May 2023, the Company will endeavor to further adjust its cost structure commensurate with the risk profile of the Company.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statement of Cash Flows for the periods indicated:

	Six Months Ended June 30,		% Variance
(in millions)	2022	2021	2022 vs 2021
Net cash (used in) provided by
Operating activities	$(1.6)	$(5.2)	69%
Investing activities	519.1	(40.4)	n/m
Financing activities	(537.3)	7.5	n/m
Net decrease in cash, cash equivalents and restricted cash	$(19.8)	$(38.1)	48%

n/m - not meaningful

Cash flow used in operating activities

Cash flow used in operating activities declined by $3.6 million for the six months ended June 30, 2022, compared to the same period in 2021. This change was mainly due to changes in working capital accounts, including changes to current liabilities and prepaid expenses due to timing of payments, such as handset purchases at 2degrees and annual spectrum fees at NuevaTel which were paid in installments in 2022, while those fees were prepaid in the first quarter of 2021. There were also changes in EIP receivables driven by an increase of $6.8 million in cash proceeds related to the sales of EIP receivables.

Cash flow provided by (used in) investing activities

Cash flow provided by investing activities increased by $559.5 million for the six months ended June 30, 2022, compared to the same period in 2021, primarily due to the $552.2 million proceeds from the sales of operations, inclusive of proceeds from forward exchange contract of $16.6 million, net of cash sold of $51.1 million, see Note 2 – Sale of Operations to the Condensed Consolidated Financial Statements for further information.

Cash flow (used in) provided by financing activities

Cash flow used in financing activities increased by $544.8 million for the six months ended June 30, 2022, compared to the same period in 2021, primarily driven by a $412.6 million increase in payments of debt, net of proceeds and a $113.0 million return of capital distribution to shareholders, net of distribution repaid. The increase was also attributable to a $21.1 million reduction in proceeds from the EIP receivables financing obligation.

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Contractual obligations

As a result of the sale of operations in the second quarter of 2022, the Company no longer has any significant contractual obligations as of June 30, 2022.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of June 30, 2022.

Transactions with Related Parties

For additional information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Annual Financial Statements.

The purchasers of the TISP 10.0% Notes included SG Enterprises II, LLC, which purchased $7.0 million of TISP 10.0% Notes. SG Enterprises II, LLC is a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc. As previously mentioned, upon closing of the 2degrees Sale, the TISP 10.0% Notes were prepaid with a portion of the proceeds from the 2degrees Sale.

In order to fund its operations, pending the closing of the 2degrees Sale, in January 2022, the Company entered into short-term loan agreements with three of its principal shareholders aggregating up to $10 million in commitments (the “Bridge Loans”). In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans. The Bridge Loans were repaid during the second quarter of 2022. For additional information, see Note 8 – Debt to the Condensed Consolidated Financial Statements.

In April 2022, the Company surrendered its 20% ownership interest in SSI to SHC and cancelled an $80 thousand promissory note that SSI had issued to the Company in January 2022. For additional information, see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Trilogy LLC had a non-interest bearing loan outstanding to New Island Cellular, LLC (“New Island”), an entity with which a former member and manager of Trilogy LLC is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. In connection with New Island’s redemption of Trilogy LLC Class C Units for Common Shares in 2021, the New Island Loan was forgiven in consideration of New Island’s assignment to Trilogy LLC of all distributions and dividends payable to New Island with respect to its TIP Inc. shares. This arrangement was treated as an equity transaction with no impact to the Condensed Consolidated Statements of Operations. New Island received 2,129,623 Common Shares in connection with the redemption. In the second quarter of 2022, the Company declared and paid a cash distribution to shareholders, inclusive of approximately $2.8 million distributed to New Island Cellular. The full amount of the distribution to New Island was subsequently repaid to Trilogy LLC and is reflected within Return of capital, net of distribution repaid in the Condensed Consolidated Statement of Changes in Shareholders’ Equity (Deficit). The New Island Loan was unsecured at the time of its cancellation and the value of the Common Shares at the time of the loan cancellation was less than the outstanding balance of the loan.

Critical Accounting Estimates

The preparation of the Condensed Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The estimates, discussed below, are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The Company generally bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements for additional information.

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EIP Receivables

The Company historically offered certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months. The Company established an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considered a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including current macro-economic factors like the COVID-19 pandemic as well as management’s expectation of conditions in the future, if applicable. The Company monitored the EIP receivable balances and wrote off account balances if collection efforts were unsuccessful and future collection was unlikely.

Property and Equipment & License Costs and other Intangibles

The Company generally recorded property and equipment, license costs, and other intangibles (“long-lived assets”) at cost. When evidence existed that the carrying amount of an asset group may not be recoverable and fair value of an asset was lower than its cost, we recognized the difference as a loss in the period in which it occurred. In determining fair value, management used judgments and estimates which included, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. If the asset’s estimated fair value was determined to be less than the asset cost, than the asset was written down to fair value. In the third quarter of 2021, our analysis concluded impairment in the long-lived assets of NuevaTel, and we recorded an impairment charge of $113.8 million in the third quarter of 2021.

The Company also historically recorded an asset retirement obligation (“ARO”), primarily for the fair value of legal obligations, to remediate leased property on which the Company’s network infrastructure and related assets those were located on. In determining fair value of the liability and capitalized cost as of the reporting date, management used assumptions and judgements which included, among other factors, the probability that the Company’s leases with ARO would be remediated at the lessor’s directive; expected settlement dates that coincided with lease expiration dates plus estimated lease extensions; remediation costs that were indicative of what third-party vendors would charge the Company to remediate the sites; expected inflation rates that were consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximated the Company’s incremental borrowing rates. The Company monitored and performed a review of its ARO liability annually, which may have resulted in revisions in estimated cash flows.

Revenue Recognition

The Company historically derived its revenues primarily from wireless services, fixed broadband services and equipment sales. Of these, we considered the most critical of our revenue recognition policies to be those related to contracts with more than one product or service (or performance obligation). Determining whether products and services were considered distinct performance obligations that should have been accounted for separately versus together required significant judgment.

Judgement was required to determine the stand-alone price for each product or service (or performance obligation). In instances where the stand-alone price was not directly observable, such as when we did not sell the product or service separately, we determined the stand-alone price using information that may have included market conditions and other observable inputs.

When we capitalized permissible contract costs (costs to obtain or fulfill a contract), we made judgments in determining the anticipated period of benefit, or amortization period. For example, when we paid commissions to sales personnel and agents, we applied judgement in estimating the useful life of the asset, including assumptions about the likelihood of customer renewals which was generally based on historical experience and market conditions.

Our products were generally sold with a right of return, we may have provided other credits or incentives, which were accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits were estimated at contract inception and updated at the end of each reporting period if additional information became available. Changes to our estimated variable consideration were not material for the periods presented.

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Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method of ASC 740 “Income Taxes” (“ASC 740”), which require us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company follows the provisions of ASC 740 to record uncertain tax positions under the use of the two-step process. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

The income tax effect of the financial statement gains realized from the 2degrees Sale and NuevaTel Transaction were entirely offset by the reversal of the deductible outside basis difference attributable to the Company’s investments in 2degrees and NuevaTel. Given that the deferred tax assets were historically offset with a full valuation allowance, there was no net income tax impact. Proceeds received in the transactions did not exceed the Company’s tax basis in its investments in 2degrees and NuevaTel, resulting in no current tax payable. As of June 30, 2022, the Company’s deferred tax assets principally consisted of capital and operating loss carryforwards, which are significant, offset by a full valuation allowance.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

The Company did not adopt any recently issued accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements. There have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company historically used derivative financial instruments to manage existing exposures, irrespective of whether such relationships were formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Condensed Consolidated Financial Statements. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements.

Disclosure of Outstanding Share Data

As of the date of this MD&A, there were 88,627,603 Common Shares outstanding.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and are more fully described under the heading “Risk Factors” in the 2021 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 30, 2022 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

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Based on management’s evaluation, the CEO and the CFO concluded that, as of June 30, 2022, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2022, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net income (loss) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) on sale of operations and loss on disposal of assets; and all other non-operating income and expenses. Net income (loss) margin is calculated as Net income (loss) divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net income (loss).

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Consolidated Adjusted EBITDA
	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2022	2021	2022	2021
Net income (loss)	$471.5	$(26.5)	$442.7	$(38.2)
Interest expense	8.6	13.2	22.9	26.5
Depreciation, amortization and accretion	0.3	29.4	18.4	57.6
Debt extinguishment, modification and issuance costs	8.5	7.0	8.5	7.0
Change in fair value of warrant liability	-	(0.1)	(0.1)	(0.1)
Income tax expense	5.2	2.7	11.3	6.2
Other, net	(30.2)	(0.4)	(15.6)	(2.2)
Equity-based compensation	3.1	0.9	3.6	1.9
(Gain) on sale of operations and loss on disposal of assets	(458.1)	0.1	(457.6)	0.6
Transaction and other nonrecurring costs(1)	7.2	1.8	9.6	1.8
Consolidated Adjusted EBITDA(2)	$15.9	$28.2	$43.8	$61.1
Net Income (loss) margin (Net loss divided by service revenues)	681.4%	(19.7)%	220.9%	(14.0)%
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	23.0%	21.0%	21.8%	22.4%

(1)2022 includes $6.1 million costs recorded at corporate headquarters of which $5.9 million are related to severance costs in the second quarter of 2022. 2022 also includes $2.1 million of costs incurred in connection with the 2degrees Sale and $1.3 million of costs related to the NuevaTel Transaction for the six months ended June 30, 2022. See Note 2 - Sale of Operations to the Condensed Consolidated Financial Statements for further information. 2021 includes a nonrecurrring increase of $1.8 million in salaries and wages expense in New Zealand related to general and administrative expense.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, SSI. Although Trilogy LLC held a 20% equity interest in SSI, due to the fact that NuevaTel was SSI’s primary customer, Trilogy LLC was considered SSI’s primary beneficiary and, as such, the Company consolidated 100% of SSI’s net income (losses). In April 2022, the Company surrendered its 20% ownership interest in SSI. See "About the Company" above for additional information. Prior to the Company's surrender of its SSI ownership interest, the impact on the Company's consolidated results of the 80% that Trilogy LLC did not own increased (decreased) Adjusted EBITDA by $0.1 million and $(0.1) million for the three months ended June 30, 2022 and 2021, respectively, and decreased Adjusted EBITDA by $0.1 million for the six months ended June 30, 2022 and had no impact for the six months ended June 30, 2021.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management used Equipment Subsidy on a consolidated level to evaluate the net loss that was incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy included devices acquired and sold for fixed broadband subscribers. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy
	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2022	2021	2022	2021
Cost of equipment sales	$14.3	$24.9	$39.2	$59.1
Less: Equipment sales	(14.0)	(23.4)	(38.1)	(54.4)
Equipment Subsidy	$0.3	$1.5	$1.1	$4.6

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Key Industry Performance Measures – Definitions

The following measures were the industry metrics that management historically found useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•	Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

•	Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes fixed broadband revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

•	Wireless data average revenue per wireless user (“data ARPU”) is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•	Service revenues (“service revenues”) is a component of total revenues that excludes equipment sales.

•	Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.

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